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                                                                    Exhibit 99.1

                                  CERTIFICATION
                  Required pursuant to 18 U.S.C. Section 1350,
      as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


Breakwater Resources Ltd. (the "Company") is filing with the United States Securities and Exchange Commission this amendment to its annual report on Form 40-F for fiscal year ended December 31, 2004 being filed on Form 40-F/A (the "Report") which amends and restates the section entitled "Disclosure Controls and Procedures" and includes the Explanatory Note on Interest of Experts;

I, George E. Pirie, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this Report fairly presents, in all material respects, the financial condition and the results of operations of the Company.

Signed: "George E. Pirie"
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George E. Pirie
President and Chief Executive Officer

Date: March 30, 2006

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.